TAG Oil Files First Quarter Results and Reports on Cheal A7 Tie-in

Vancouver, British Columbia – August 28, 2008 – oil and gas producer and explorer, TAG Oil Ltd. (TSX-V: TAO / OTCBB: TAGOF), announces the filing of the Company’s unaudited consolidated financial statements and the accompanying management’s discussion and analysis for the period ending June 30, 2008, as required pursuant to National Instruments 51-101 and 51-102. Copies of these documents can be obtained electronically at www.sedar.com or through the Company’s website at www.tagoil.com.

Summary of selected financial results:

TAG is pleased to announce that the Company recorded net income of $790,954 for the first quarter of the 2009 fiscal year compared to a net loss of $911,763 for the comparable period last year. TAG has now recorded back to back quarters of profitable operations.

During the first quarter of the 2009 fiscal year TAG recorded $2.06 million in production revenue which is an increase of more than 230% from the same quarter last year. The Cheal oil field (TAG: 30.5%) produced 43,707 gross barrels of oil; 51,340 gross barrels were sold, with oil prices averaging $128 per barrel. Royalty and production costs recorded for the period averaged $28 per barrel, resulting in a net back of approximately $100 per barrel. Net back is calculated by subtracting royalties and operating costs from production revenue.

Daily production rates for the quarter averaged 480 barrels of oil per day (gross); currently the field is producing approximately 320 barrels of oil per day due to a casing leak in the Cheal A3X well that has re-occurred, requiring the well to be temporarily shut-in while the joint venture considers options to address the leak.

Cheal A7 has now been temporarily tied into the Cheal Plant and initial testing is expected to begin on August 29, 2008. Once permanent production from all available wells is brought on stream, TAG has forecasted the field’s gross production to average approximately 400 to 500 barrels of oil per day going forward until the end of the year. Further development activities to increase this forecasted production will be based on sound economics and data from recent operations.

TAG Oil CEO, Garth Johnson, said “Recording back to back quarters of profitable operations is encouraging as the changes we implemented at TAG are starting to provide the results we envisioned. Our focus on maximizing value at Cheal remains and we will continue to work with the operator to lower operational costs and increase efficiencies as we understand more accurately, the scope of production and reserves we have identified at Cheal. Our strong financial health allows us to look forward and plan re-investment of cash-flow into additional development and high-graded exploration projects.”

About TAG Oil Ltd.
TAG Oil Ltd. is an oil and gas producer in the Taranaki Basin, New Zealand. TAG is well funded, debt free and is poised to grow through production, development and exploration drilling on the Company’s high-graded Taranaki exploration acreage.

Contact: Garth Johnson, CEO 1-604-609-3350
Website: http://www.tagoil.com/

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in, but are not limited to, filings that the Company and its independent evaluator have made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.